Planet 13 Holdings Inc.

2548 West Desert Inn Road, Suite 100

Las Vegas, Nevada 89109

October 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Planet 13 Holdings Inc.
Registration Statement on Form S-3
File No. 333-274829

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Planet 13 Holdings Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., eastern time, on Tuesday, October 17, 2023, or as soon thereafter as is practicable.

The Company hereby authorizes Kevin Roggow, Esq. to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Roggow at (212) 908-1294.

Very truly yours,

PLANET 13 HOLDINGS INC.

/s/ Dennis Logan
Dennis Logan
Chief Financial Officer